LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2011	WRITER’S EMAIL rpomerenk@luselaw.com

September 5, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor, Esq.
Mail Stop 4561

Re:	Campello Bancorp, Inc.:
Registration Statement on Form S-1, File No. 333-152391

Dear Mr. Windsor:

On behalf of Campello Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated September 2, 2008, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The Amended S-1 has been black-lined to reflect changes from the original filing.

1.	The disclosure has been revised on page 8, as requested in the comment.

2.	The disclosure has been revised on pages 66 and 70 in response to the comment. In addition, please note the following:

a.

The loans sold out of the investment loan portfolio that were not transferred to held for sale included a bulk transaction with FNMA that primarily included fixed rate 15-year mortgages originated between 1996 and 2005. A loan submitted for delivery as part of a bulk transaction is subject to additional review by FNMA to determine if the loan is eligible for sale. The decision to sell was made and the sale was executed in a relatively short period of time, thus obviating the need to classify such loans as held for sale due to the short time period between the change in the Company’s intent to hold such loans and the actual sale. The primary reason for this sale was to create balance sheet capacity to focus on new lending opportunities, such as to increase the Company’s commercial loan

Securities and Exchange Commission

September 5, 2008

portfolio. In addition, the sale enhanced earnings and capital over the short-term and improved the Company’s interest rate risk position. Other loans sold out of the investment portfolio included a commercial real estate loan participation to reduce an industry concentration, and the SBA-insured portion of five commercial loans for revenue opportunities, which are also loans that the Company has generally not sold.

b.	The Company determined that these loans were properly classified as held for investment since origination in 2005 and prior years, until they were sold in 2008 based on the Company’s intent and ability to hold these loans for the foreseeable future. The Company’s intent is supported by the past practice of holding fixed rate 15-year mortgages for investment. The Company had the ability to hold these loans for the foreseeable future based on historical deposit growth trends, available borrowing capacity at FHLB of Boston and other funding sources.

c.	The Company has generally considered the “foreseeable future” to be a one-year period. This is consistent with the Company’s business planning and budgeting process providing a timeframe whereby business tactics and action steps as well as the Company’s financial condition and liquidity demands can be reasonably anticipated.

d.	The Company has not changed its definition of foreseeable future as a result of current market conditions. However, management has noted that FNMA practices have recently changed and, subsequent to April 30, 2008, the Company has curtailed its selling program such that it no longer intends to sell newly originated fixed rate mortgage loans given FNMA’s current financial troubles and associated pricing volatility and ongoing policy revisions which make it very difficult for a small community bank to engage in loan sale activity. As a result, the Company has elected to cease all loan sales to FNMA for new fixed rate originations. All new originations of fixed rate mortgage loans will be held for investment until FNMA’s financial situation stabilizes or management implements additional systems/processes that will allow the Company to manage the increased volatility in the current market.

e.

While the Company did not classify these loans as held for sale since origination due to the intent and ability to hold for the foreseeable future as demonstrated by the length of time that these loans were held in the investment loan portfolio, pursuant to the staff’s request, the Company has estimated the fair values for these loans as $11.1 million, $10.9 million

Securities and Exchange Commission

September 5, 2008

and $10.9 million as of April 30, 2005, 2006 and 2007, respectively. These estimates were calculated using discounted cash flow analyses including interest rates in effect at the time for similar loans. This approach does not utilize contemporaneous pricing and does not consider the impact of deferred fees and costs. Additionally, the price assumes that the servicing of these loans was released whereas the Company’s past practice is to retain such rights. Utilizing this estimated approach results in the cost of these loans exceeding fair value by approximately $94,000, $239,000 and $300,000 as of April 30, 2005, 2006 and 2007, respectively. The cost of these loans was approximately $11.2 million as of April 30, 2005, 2006 and 2007, respectively. The Company sold these loans at a gain of approximately $91,000 during March 2008.

3.	The disclosure of the accounting policy for Loans Held For Sale on page F-8 has been revised, as requested in the comment.

4.	Exhibit 8 has been revised and re-filed as requested in the comment.

*    *     *    *    *

We trust the foregoing is responsive to the staff’s comments. As discussed with the staff, the Company intends to request acceleration of the effective date of the registration statement during the week of September 8, 2008. We, therefore, request that the staff advise the undersigned at (202) 274-2011 or Kent M. Krudys of this office at (202) 274-2019 as soon as possible if it has any further comments.

Respectfully,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

Enclosures

cc:	Justin Dobbie, Esq.
Chris Harley, CPA
David Irving, CPA
David W. Curtis, President and Chief Executive Officer
Kent M. Krudys, Esq.